UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13 G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULES 13d-1(b),(c),
AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Amendment No. 4

PSYCHEMEDICS CORPORATION
Name of Issuer

COMMON
Title of Class of Securities

744375106
CUSIP Number

May 25, 2001
Date of Event Which Requires Filing
of This Statement


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[  ]   Rule 13d-1(b)

	[X]   Rule 13d-1(c)

	[  ]   Rule 13d-1(d)


1.NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
(ENTITIES ONLY)

Richard T. Christoph,
Richard T. Christoph, Trustee of the
Richard T. Christoph Living Trust,
Richard T. Christoph IRA,
Ann B. Christoph, IRA
Richard T. Christoph, Trustee of the
Carla C. McMahon Trust, and
Christoph Securities, Inc. (36-2715512)

2.CHECK THE APPROPRIATE BOX IF A
MEMBER OF A GROUP* [a][   ]
			 [b][ X ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

All above persons are U.S. Citizens except for Christoph Securities, Inc., which is an Illinois corporation.

NUMBER OF		5.	SOLE VOTING POWER
SHARES				2,127,250
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY 				   -0-
EACH			7.	SOLE DISPOSITIVE POWER
REPORTING				2,127,250
PERSON		8.	SHARED DISPOSITIVE POWER
WITH					   -0-

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,127,250 as of May 25, 2001

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
9 EXCLUDES CERTAIN SHARES*[  ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN
ROW 9

10.0563% of 21,153,376 shares outstanding as last reported.

12.TYPE OF REPORTING PERSON*

Richard T. Christoph  IN
Richard T. Christoph, Trustee of
the Richard T. Christoph
Living Trust  IN
Richard T. Christoph IRA IN
Ann B. Christoph IRA IN
Richard T. Christoph, Trustee of
Carla C. McMahon Trust IN
Christoph Securities, Inc. CO


Item 1(a) Name of Issuer:

Psychemedics Corporation

Item 1(b) Address:
1280 Massachusetts Ave., Suite 200
Cambridge, MA 02138

Item 2(a) Name of Person Filing:

Richard T. Christoph,
Richard T. Christoph, Trustee of the
Richard T. Christoph, Living Trust,
Richard T. Christoph IRA,
Ann B. Christoph IRA,
Richard T. Christoph, Trustee of the
Carla C. McMahon Trust, and
Christoph Securities, Inc.

Item 2(b) Address:

1156 Lynette Drive
Lake Forest, Illinois 60045

Item 2(c) Citizenship:

All above persons are U.S. Citizens, except for Christoph Securities, Inc., which is an Illinois corporation.

Item 2(d) Title of Class of Securities:

Common

Item 2(e) CUSIP Number:

744375106

Item 3. If This Statement is Filed Pursuant to Rule
13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [  ]  Broker or dealer registered under Section
15 of the Exchange Act.

(b) [ ] Bank as defined in Section 3(a) (6) of the Exchange Act.


(c) [  ]   Insurance company as defined in Section
3 (a) (19) of the Exchange Act.

(d) [  ]  Investment company registered under Section
8 of the Investment Company Act.

(e) [ ] An investment adviser in accordance with Rule 13d-1 (b) (1) (ii) (E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b) (1) (ii) (F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1 (b) (1) (ii) (G);

(h) [  ]  A savings association as defined in
Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under
Section 3(c) (14) of the Investment Company Act;

(j) [  ]  Group, in accordance with Rule
13d-1 (b) (1) (ii) (J).

If this statement is filed pursuant to Rule
13d-1 (c), check this box.  [X]

Item 4.Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

2,127,250

(b) Percent of class:
10.0563% of 21,153,376 shares outstanding as last reported.

(c) Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote
2,127,250

(ii)Shared power to vote or to direct the vote
-0-

(iii)Sole power to dispose or to direct the disposition of
2,127,250

(iv)Shared power to dispose or to direct the disposition of -0-

The shares of stock owned by each person is as follows:
Richard T. Christoph IRA 1,522,500
Richard T. Christoph, Trustee of the
Richard T. Christoph Trust 155,750
Ann B. Christoph IRA 15,300
Richard T. Christoph, Trustee of the
Carla C. McMahon Trust 126,700
Christoph Securities, Inc. 307,000

The above persons own a total of 2,127,250 shares of stock of the issuer, representing
10.0563% of the outstanding shares as
last reported.

Item 5 Ownership of Five Percent or
Less of a Class: N/A


Item 6 Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary which Acquired the
Security Being Reported on the
Parent Holding Company: N/A


Item 8 Identification and Classification of Members of the Group: N/A


Item 9 Notice of Dissolution of Group: N/A



Item 10 Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2001


Signature:_/S/  Richard T. Christoph

Name/Title:	Richard T. Christoph,
individually, as Trustee of the
Richard T. Christoph Trust,
on behalf of the Richard T.
Christoph IRA, as Trustee of the
Carla C. McMahon Trust,
and as President of Christoph
Securities, Inc.


Date: May 31, 2001




Signature:/S/ Ann B. Christoph

Name/Title:	Ann B. Christoph, on behalf
of the Ann B. Christoph IRA